FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of December, 2006

                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

                  32 Shaham Street, Petach Tikva, Israel 49170
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]


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     An Annual General Meeting of the Shareholders of Healthcare Technologies
Ltd., an Israeli corporation (the "COMPANY"), was held at 10:30 a.m. on December 20, 2006 at 32 Shaham Street, Petach Tikva 49170, Israel. A quorum was present and acting throughout the meeting. All of the following matters that were on the Agenda (and which were previously described in greater details in a Proxy Statement that was sent to the Shareholders) were approved by the requisite vote of the Shareholders:

     a. The election of Mr. Israel Amir and Prof. Samuel Penchas as Class B Directors and Messrs. Daniel Kropf and Mr. Yacob Ofer as Class D Directors, each to serve in his respective office subject to the provisions of the Company's Articles of Association.

     b. The election of Dr. Elan Penn as an External Director of the Company for an additional three-year term pursuant to the Companies Law.

     c. The increase of the number of the Company's authorized shares to 150,000,000 Ordinary Shares, NIS 0.04 per share and its authorized share capital to NIS 6,000,000.

     d. A resolution to effect a reverse-split of the Ordinary Shares (on the effective date to be determined by the Board) where each three Ordinary Shares NIS 0.04 nominal value each will be consolidated into one single Ordinary Share of NIS 0.12 nominal value, such that the registered share capital of the Company will be 50,000,000 (on the assumption that Proposal No. 3 will be duly approved by the Company's shareholders) Ordinary Shares NIS 0.12 nominal value each, ranking pari passu in all respects, as recommended by the Board. As previously announced, the Company has regained compliance with the Nasdaq Capital Market minimum bid price requirement. As a result, the Board of Directors has determined not to proceed with the reverse stock split at this time.

     e. The ratification of the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2006 and for the period commencing January 1, 2007 and until the next annual shareholders meeting, and the authorization of the Audit Committee of Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /s/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer


Dated: December 25, 2006